Exhibit 12.1
Federal Home Loan Bank of Pittsburgh
Computation of Ratio of Earnings to Fixed Charges
(unaudited)

	For the year ended December 31,
(dollars in thousands)	2008	2007	2006	2005	2004

Earnings
Income (loss) before assessments and cumulative effect of change in accounting principle	$26,425	$322,426	$294,798	$261,130	$152,015
Fixed charges	3,070,642	3,912,183	3,419,591	2,142,983	1,084,201

Earnings available for fixed charges	$3,097,067	$4,234,609	$3,714,389	$2,404,113	$1,236,216

Fixed charges
Interest expense	$3,069,909	$3,911,326	3,418,774	2,142,256	1,083,502
Interest portion of net rent expense(1)	733	857	817	727	699

Total fixed charges	$3,070,642	$3,912,183	$3,419,591	$2,142,983	$1,084,201

Ratio of earnings to fixed charges	1.01	1.08	1.09	1.12	1.14

Note:
(1)	Represents one-third (the proportion deemed representative of the interest portion) of rent expense